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                                                                EXHIBIT 99(a)(5)

Friday February 9, 4:30 pm Eastern Time

Press Release

SOURCE: Ariba, Inc.

Ariba Announces Stock Option Exchange Program for Employees

MOUNTAIN VIEW, Calif., Feb. 9 /PRNewswire/ -- Ariba, Inc. (Nasdaq: ARBA - news), the leading business-to-business (B2B) eCommerce platform and network services provider, today announced that its Board of Directors has approved a voluntary stock option exchange program for its employees.

Under the program, Ariba employees will be given the opportunity, if they so choose, to cancel outstanding stock options previously granted to them in exchange for an equal number of new options to be granted at a future date. The exercise price of these new options will be equal to the fair market value of the Company's common stock to be granted no later than October 15, 2001.

"We continue to believe that Ariba's opportunities for growth are better than ever and employee retention and motivation is a cornerstone to building a sustaining corporation and long-term shareholder value," said Keith Krach, chairman and CEO, Ariba, Inc. "I believe that this program is an important indication of our commitment to Ariba's success."

The exchange program has been organized to comply with FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" and accordingly, there will be no variable compensation charges as a result of this stock option exchange program. Members of the Company's Board of Directors, the company's officers and senior executives, will not participate in this program.

ABOUT ARIBA
Ariba, Inc. is the leading business-to-business (B2B) eCommerce platform and network services provider. Through the Ariba B2B Commerce platform -- an open, end-to-end infrastructure of interoperable software solutions and hosted Web-based commerce services -- the company enables efficient online trade, integration and collaboration between B2B marketplaces, buyers, suppliers and commerce service providers. The reach and functionality of the Ariba B2B Commerce platform is designed to create Internet-driven economies of scale and process efficiencies for leading companies around the world. Ariba can be contacted in the U.S. at 650-930-6200 or at www.ariba.com.

 "Safe Harbor"  Statement Under the Private Securities Litigation Reform
Act 1995:

Information and announcements in this release involve Ariba's expectations, beliefs, hopes, plans, intentions or strategies regarding the future and are forward-looking statements that involve risks and uncertainties. All forward-looking statements included in this release are based upon information available to Ariba as of the date of the release, and we assume no obligation to update any such forward-looking statements. These statements are not guarantees of future performance and actual results could differ materially from our current expectations. Factors that could cause or contribute to such differences include, but are not limited to, delays in development or shipment of new versions of our Ariba B2B Commerce Platform; lack of market acceptance of the Ariba B2B Commerce Platform or other new products or services; inability to continue to develop competitive new products and services on a timely basis; introduction of new products or services by major competitors; our ability to attract and retain qualified employees; difficulties in assimilating companies recently acquired, including Tradex, Trading Dynamics, and SupplierMarket.com; and significant fluctuations in our stock price. These and other factors and risks associated with our business are discussed in the Company's Form 10-K filed December 29, 2000.

NOTE: Ariba and the Ariba logo are registered trademarks and Ariba B2B Commerce Platform, Ariba Buyer, Ariba Sourcing and Ariba Commerce Services Network are trademarks of Ariba, Inc. All other products or company names mentioned are used for identification purposes only, and may be trademarks of their respective owners.

SOURCE: Ariba, Inc.